UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 11, 2006

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On April 11, 2006, the board of directors of NTS Realty Capital, Inc., the managing general partner of NTS Realty Holdings Limited Partnership (the "Company"), by the unanimous vote of its independent directors, adopted the Amended and Restated Management Agreement (the "Agreement") between the Company and NTS Development Company ("NTS Development"). The Agreement amends and restates the Management Agreement dated as of December 28, 2004, between the Company and NTS Development (the "Original Agreement"), which operated by its terms for one year. The Agreement is effective as of December 29, 2005. NTS Development is owned by certain of the Company's officers and directors. A copy of the Agreement is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Pursuant to the terms of a settlement agreement involving entities that merged with the Company in December 2004, the independent directors of the Company's managing general partner were to review the terms of the Original Agreement and to determine whether to renew the Original Agreement. In addition, the settlement agreement indicated that the independent directors were authorized to retain a nationally recognized real estate expert to assist them in evaluating the Original Agreement. The independent directors directed outside counsel to the Company to contact several entities qualifying as nationally recognized real estate experts regarding a potential engagement to assist the independent directors with their review of the Original Agreement.

In August 2005, the audit committee of the board of directors of the Company's managing general partner (the "Audit Committee"), which is comprised of the board's three independent directors, met to review the several independent consulting firms and their respective proposals with regard to qualifications and pricing. The Audit Committee decided to meet with representatives of U.S. Equities Realty ("U.S. Equities"), a national, full-service real estate company headquartered in Chicago, Illinois. The Audit Committee met with U.S. Equities to discuss its qualifications and to consider its proposal. After the presentation, the Audit Committee directed outside counsel to retain U.S. Equities to assist with the review of the Original Agreement and to make recommendations with respect thereto.

During the next several months, U.S. Equities, among other things, reviewed the Original Agreement and other related documents and data, conducted site visits on the majority of the Company's properties, interviewed numerous employees of NTS Development, conducted research of the markets in which the Company's properties reside and had discussions with representatives of national and regional real estate firms.

On December 20, 2005, representatives of U.S. Equities met with the Audit Committee to present the results of its review of the Original Agreement and to discuss the written report that U.S. Equities had prepared and previously delivered to the independent directors. On December 28, 2005, and January 13, 2006, the Audit Committee met to discuss U.S. Equities' written report and recommendations. At the meeting on January 13, 2006, the Audit Committee adopted a resolution to recommend to the managing general partner's board of directors that it should direct outside counsel to amend and restate the Original Agreement to include substantially all of the recommendations made by U.S. Equities.

Outside counsel prepared and delivered a draft of the Agreement to the independent directors in March 2006. The Audit Committee discussed the draft on several additional occasions. As indicated above, the Audit Committee recommended to the board of directors on April 11, 2006, that it should adopt the Management Agreement in the form attached hereto. The board of directors accepted such recommendation at its meeting on April 11, 2006.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A

    (b)   Pro Forma Financial Information: N/A

    (c)   Exhibits:

           10.1   Amended and Restated Management Agreement, dated as of December 29, 2005, between NTS Realty Holdings Limited Partnership and NTS Development Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells
By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: April 14, 2006

AMENDED AND RESTATED

MANAGEMENT AGREEMENT

by and between

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

and

NTS DEVELOPMENT COMPANY

As of December 29, 2005

TABLE OF CONTENTS

**Page**

AMENDED AND RESTATED

MANAGEMENT AGREEMENT

THIS AMENDED AND RESTATED MANAGEMENT AGREEMENT (the "Agreement"), entered into as of the 29th day of December, 2005, by and between NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership ("Owner") and NTS DEVELOPMENT COMPANY, a Kentucky corporation, and/or an affiliate performing services on its behalf (collectively, the "Manager").

R E C I T A L S

A.   Owner owns, leases, develops and rents various office buildings, business centers, multifamily properties, retail properties and a ground lease in various locations.

B.   On December 28, 2004, Owner and Manager entered into the original Management Agreement (the "Original Agreement"), which provided that Manager would manage and operate Owner's real properties as set forth in the Agreement.

C.   Owner desires to continue to obtain the assistance and services of Manager in connection with the management and operation of the Owner's real properties specifically identified on Exhibit A attached hereto in accordance with the terms and conditions of this Agreement.

D.   Manager desires to continue to provide the requested assistance and services to Owner as provided herein.

E.   Owner and Manager desire to make several amendments to the Original Agreement and to restate the Original Agreement in its entirety.

NOW, THEREFORE, in consideration of their mutual undertakings, **IT IS AGREED** by and between the parties hereto as follows:

ARTICLE I

DEFINITIONS

"Administrative Services" shall have the meaning ascribed to such term in Section 3.12 hereof.

"Aggregate Sales Price" shall mean the gross sales price as listed in an agreement for sale, without regard to prorations or fees.

"Agreement" shall have the meaning ascribed to such term in the introductory paragraph set forth herein.

"Business Day" shall mean any day other than a Saturday, Sunday, national holiday or day on which national banks, SEC or the American Stock Exchange are closed for business.

"Cause" shall have the meaning ascribed to such term in <u>Section 2.4(b)(i)</u> hereof.

"Change of Control" shall be deemed to have occurred if a majority of an entity's equity ownership is controlled by one or more individuals or entities that do not own such equity ownership as of the date of this Agreement.

"Commercial Leasing Fee" shall have the meaning ascribed to such term in <u>Section 5.4</u> hereof.

"Commercial Property Management Fee" shall have the meaning ascribed to such term in <u>Section 5.1(b)</u> hereof.

"Construction Agreement" shall mean any construction contract(s) and/or construction management agreement(s) entered into (or intended to be entered into) between Owner and the contractor or the subcontractor, as the same may be amended or otherwise modified from time to time.

"Construction Supervision Fee" shall have the meaning ascribed to such term in <u>Section 5.2</u> hereof.

"Cooperating Broker" shall have the meaning ascribed to such term in <u>Section 3.2(b)</u> hereof.

"Disposition Fee" shall have the meaning ascribed to such term in <u>Section 5.5</u> hereof.

"Expenses" shall mean the expenses due to the Manager pursuant to the terms of this Agreement.

"Gross Collected Revenue" shall mean the amount of gross rental and other income (including loss of rent or other insurance proceeds) collected from any of Owner's Properties during the Term.

"Gross Rental Amount" shall mean the aggregate amount of: (i) base rent and (ii) operating expenses (including, but not limited to, operating expense stops, base-year common area maintenance charges or other such designated expenses) as calculated at the time of the execution of a lease or a renewal and to be paid by tenants (whether paid to the landlord or directly to a third party provider) to operate the premises or such charges that are customary within the commercial real estate industry, payable during the initial term or renewal term, as applicable, of the lease.

"Hard Construction Costs" shall mean the actual hard costs of a specific construction project, including direct contractor costs for labor, materials, equipment, services, overhead, profit and other direct costs, excluding Repairs.

"Management Fees" shall mean the aggregate compensation to which Manager is entitled pursuant to the terms of this Agreement.

"Management Services" shall mean all services provided by Manager pursuant to Article III, including, but not limited to, the property management services, construction supervision services, general contracting services, commercial leasing services, administrative services and any other services Manager or Owner deem necessary or advisable to carry out Manager's obligations under this Agreement.

"Original Agreement" shall have the meaning ascribed to such term in the Recitals hereof.

"Party" or "Parties" shall mean Manager, Owner or both, as applicable.

"Property" or "Properties" shall mean Owner's real properties specifically identified on Exhibit A attached hereto, as amended from time to time.

"Repairs" shall mean all repairs or alterations made to a Property or Properties which are not capitalized, but are expenses for such Property.

"SEC" shall mean the Securities and Exchange Commission.

"Term" shall have the meaning ascribed to such term in Section 2.2 hereof.

ARTICLE II

APPOINTMENT OF MANAGER, TERM AND TERMINATION

2.1   Appointment of Manager. Owner hereby engages and appoints Manager as the sole and exclusive property management agent to manage and operate the Properties upon the terms and conditions set forth herein. Manager shall perform all duties and provide all services customarily provided and necessary to operate, manage, coordinate, supervise and maintain the Properties in an efficient and business-like manner.

2.2   Term. Subject to Section 2.3, the term of this Agreement shall be for a period of one (1) year, commencing upon the effective date of this Agreement, unless otherwise terminated as provided herein (the "Term").

2.3   Renewal. Unless either party (i) elects not to renew this Agreement by providing written notice to the other no later than sixty (60) days' prior to the end of any current Term or (ii) otherwise terminates this Agreement as set forth herein, this Agreement shall be automatically renewed for successive one-year periods.

2.4   Termination.

(a)   *Without Cause*. At any time during the Term, Owner and Manager shall each have the absolute right and power to terminate this Agreement, without Cause (as defined below), upon sixty (60) days' prior written notice to the non-terminating party; provided, however, that Manager shall be entitled to receive all Management Fees earned prior to or during the sixty (60) day period subsequent to the delivery of the notice of termination, consistent with the terms and conditions set forth in Article V below.

(b)   *With Cause*. Notwithstanding the stated Term hereof, this Agreement may be terminated by either party hereto for Cause. Any such termination for Cause shall be effective immediately upon delivery of written notice from the terminating party to the terminated party. The only definitions of "Cause" below that will permit Manager to terminate this Agreement for Cause are the definitions in subsections (i)(A), (i)(C), (i)(E) or (i)(F). Owner may terminate this Agreement for Cause based on any of the definitions set forth below.

(i)   "Cause," as used herein, shall mean and refer to:

(A)   The failure by either party to perform or comply with any of its material obligations hereunder at the time or times and in the manner required under this Agreement without attempting to diligently and continuously commence curing such failure within thirty (30) days of receipt by the non-performing party of notice of such failure (unless such failure is of a criminal or quasi-criminal nature, in which event no cure period shall be provided); provided, however, that the non-payment of Management Fees or Expenses must be cured by Owner within five (5) days of receipt of a notice of failure to pay such Management Fees or Expenses; or

(B)   Manager is grossly negligent in the performance of its obligations under this Agreement or intentionally or willfully breaches its obligations under this Agreement; or

(C)   (1) If Manager or Owner shall file a voluntary petition in bankruptcy, or shall be adjudicated a bankrupt or insolvent, or shall file any petition or answer seeking any reorganization, arrangement, composition, liquidation, dissolution or similar relief for itself under the present or any future federal bankruptcy act or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency or other relief for debtors, or under any regulation promulgated thereunder; or

(2) If a court of competent jurisdiction shall enter an order, judgment or decree approving a petition filed against Manager or Owner seeking any reorganization, arrangement, composition, liquidation, dissolution or similar relief under the present or any future federal bankruptcy act or any other present or future applicable federal, state or other statute or law relating to bankruptcy, insolvency, or other relief for debtors, and such party shall acquiesce in the entry of such order, judgment or decree or such order, judgment or decree shall remain unvacated and unstayed for an aggregate of sixty (60) days from the date of entry thereof, or any trustee, receiver, conservator or liquidator of such party or of all or any substantial part of such party's property shall be appointed without the consent or acquiescence of such party and such appointment shall remain unvacated and unstayed for an aggregate of sixty (60) days; or

4

(3) If Manager or Owner shall become insolvent or admit in writing its inability to pay its debts as they mature or is generally not paying its debts as they mature or makes an assignment for the benefit of creditors;

(D) Owner sells, transfers or otherwise conveys its interest in all of the Properties;

(E) There is a Change of Control of Owner or Manager; or

(F) In the event of war, insurrection, riot, fire, flood, earthquake or other unusual weather conditions, explosion, act of God, peril of the sea, strike, lockout or other industrial disturbance, sabotage, accident, injunction, act of governmental authority, compliance with governmental order or national defense requirements, or any other circumstance beyond the reasonable control of the parties interferes with the Properties or Manager's ability to satisfy its duties hereunder, the affected party may terminate the Agreement with respect to the affected Properties.

(ii) This Agreement shall be deemed to be terminated automatically with respect to any particular Property upon the date of the closing of a sale, transfer or other conveyance of such Property.

(iii) Notwithstanding any such notice of termination by Owner or Manager, Manager shall be and remain liable for the performance and the fulfillment of its fiduciary duties and other obligations hereunder and shall maintain all records, documents, property and files unimpaired through and including the effective date of termination and thereafter as required by the terms set forth herein. Neither party, by exercising its right to terminate this Agreement in accordance with the terms hereof, shall relinquish any remedy available to it at law or in equity.

2.5   Obligations Upon Termination.

(a) Upon the expiration or termination of this Agreement with respect to any Property for any reason, Manager shall use diligent efforts to deliver to Owner within forty-five (45) days (and in no event more than sixty (60) days) a full and final accounting, which shall include a statement outlining in detail any Management Fees and any reimbursement of Expenses due to Manager hereunder, and shall, simultaneously with the delivery of such statement, cause all funds held by Manager relating to such Property to be delivered to Owner, deducting only such sums, including the Management Fees and Expenses or any other amounts due or payable or to become due or payable to Manager, not then the subject of any dispute. In the event Owner concurs with Manager's final accounting and any reimbursement of Expenses due to Manager, Owner shall promptly pay Manager such amount which remains unpaid, which payment shall be made not later than thirty (30) days after receipt of Manager's final accounting. If Owner does not concur with the final accounting or any reimbursement of Expenses due to Manager, the controversy as to the actual amount due to Manager shall be negotiated in good faith by Owner and Manager, using the parties' reasonable efforts to resolve any disputes promptly. If the parties are unable to resolve any such disputes in a prompt manner, such disputes shall be settled by arbitration by a single arbitrator in Louisville, Kentucky, pursuant to the American Arbitration Association rules in effect on the date of this Agreement. The appointing authority will be the American Arbitration Association and the case will be administered by the American Arbitration Association. Any award will be final, binding and conclusive upon the parties and a judgment rendered may be entered in any court having jurisdiction over the dispute. In any event, the Owner shall promptly pay to the Manager prior to the resolution of any such disputes, any amounts not in dispute.

(b)   Upon termination of this Agreement with respect to any Property or upon the expiration of this Agreement, Manager shall:

(i)   promptly deliver to Owner (or Owner's designee) all original books, records, correspondence, bills and invoices and all other documents and personal property in Manager's possession relating to the applicable Property and not previously delivered to Owner, including, without limitation, all accounting books and records, rent rolls, security deposit schedules, payroll records, originals and copies of all leases, correspondence, service contracts and agreements, and technical data with respect to operation and maintenance of the various systems of the Property.

(ii)   Manager shall surrender the Property to Owner and quit the premises on the date required by Owner. Manager shall use commercially reasonable efforts to cooperate with Owner to accomplish an orderly transfer and transition of the operation and management of the Property to a party designated by Owner. Owner shall assume all obligations and commitments for goods and services authorized herein and made prior to termination by Manager.

(iii)   At the request of Owner, Manager shall, at the cost and expense of Owner, remove all signs previously approved for installation by Owner wherever located on such Property indicating that Manager is the property management agent and replace and restore any damage resulting therefrom, reasonable wear and tear excepted.

(c)   The expiration or termination of this Agreement in its entirety or with respect to any particular Property under the provisions of this Article II shall not affect the rights of either party with respect to any damages it has suffered as a result of any breach of this Agreement, nor shall it affect the rights or obligations of either party with respect to liability or claims accrued, or arising out of events occurring, prior to the date of expiration or termination, all of which shall survive such expiration or termination.

ARTICLE III

DUTIES AND AUTHORITY OF MANAGER

3.1   Acceptance of Appointment. Manager hereby accepts the appointment as the sole and exclusive property management agent to manage and operate the Properties and agrees to perform the Management Services pertaining to said appointment and to manage and operate each Property in a commercially reasonable manner consistent with those management services that are customarily provided by managers of comparable quality and type of real estate in the same geographic area where the applicable Property is located. Manager, in fulfilling its obligations under this Agreement, shall act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent manager acting in a like capacity and familiar with such matters would use in the ordinary course of business (subject to the limitations set forth herein). In connection therewith, and subject to Owner's providing adequate funds as provided for herein (including Expenses), the Manager agrees to perform, and Owner hereby expressly authorizes and empowers Manager to so perform (subject to the limitations set forth herein), whatever duties the Manager deems necessary or advisable to carry out the appointment.

3.2   Property Management Services.

(a)   *Leasing of the Properties*. In connection with the Owner's multifamily Properties as designated on Exhibit A, Manager shall use commercially reasonable efforts to maintain the highest occupancy at the highest rents for each space comprising the Properties, and in so doing, shall market to and procure leases from third parties for the Properties, including locating potential tenants, negotiating leases with tenants and executing and/or brokering leases as agent for Owner. Manager shall have complete authority to negotiate all of the terms of each lease, both economic and non-economic, as well as complete authority to negotiate and execute amendments and other modifications thereto in the name of or on behalf of Owner; provided however, that the terms of any lease, amendment or modification thereof shall be on commercially reasonable terms.

(b)   *Cooperating Brokers*. Manager shall cooperate with other brokers in leasing commercial properties. Any third party broker acting on behalf of a tenant to lease a commercial Property shall be a "Cooperating Broker." Owner hereby authorizes Manager to disclose to any Cooperating Broker the terms set forth in Section 5.4 or as otherwise approved by Owner.

(c)   *Advertising and Signs*. Subject to Owner's approval and at Owner's sole expense, Manager shall advertise the Properties or portions thereof (as necessary and as permitted by law), as well as prepare and secure renting signs, renting plans, circular matter and other forms of advertising.

(d)   *Collection of Rents*. Manager may, in its sole discretion, prepare and deliver to commercial tenants monthly bills setting forth all amounts due under their respective leases, together with any other information and materials that is required under their respective leases. Manager shall use its best efforts and due diligence to collect all rents and other income and to enforce the terms of such leases.

(e) *Third-Party Contractors*. Manager shall have the authority to execute commercially reasonable contracts with third-party contractors on Owner's behalf if Manager deems it necessary and advisable to carry out its obligations under this Agreement. Manager agrees to recommend the hiring of only qualified, reputable, licensed and insured contractors to work at the Properties. Manager shall not enter into any third-party contract whatsoever unless the contract shall:

(i) Require that the third-party contractor provide to Manager, at such third party's sole cost and expense, insurance (including (i) worker's compensation insurance which complies with all applicable statutory requirements; (ii) employer's liability insurance of at least $1,000,000; (iii) general liability insurance of at least $1,000,000) that adds Owner and Manager (and such other parties as Owner or Manager may designate) as additional insured parties under the liability coverages and provide to Manager insurance certificates evidencing and confirming the third-party contractor's compliance with the above requirements prior to commencing work under the relevant contract;

(ii) Prohibit the third-party contractor's use or disposal of hazardous or toxic substances without the Manager's prior written consent;

(iii) Provide for a with or without cause right to cancel the third-party contract which may be exercised by either Owner or Manager, without cost, payment or penalty, upon no more than thirty (30) days' notice unless otherwise approved in writing by Owner;

(iv) Be assignable to a new owner without the third party contractor's consent, or, if not so assignable, then be terminable immediately by Owner without cost, payment or penalty upon a sale or transfer of Owner's interest in the Property;

(f) *Legal Proceedings*. Manager may, in the name of the Owner, hire legal counsel and institute any and all legal actions or proceedings for the collection of rents or other income from the Properties, or the ousting or dispossessing of tenants or other persons from the Properties. Manager may also employ legal counsel to prepare lease and lease amendments and for advice with respect to existing tenancies. Owner shall reimburse Manager for all reasonable fees and expenses of counsel set forth above in the manner provided for in this Agreement.

3.3 <u>Construction Supervision Services</u>. Manager shall coordinate and oversee the general contractors, subcontractors or consultants who are responsible for monitoring any design and construction work, including work related to the conversion of any Property to condominiums (other than with respect to developments, additions and expansions of newly-acquired or existing Properties which constitute general contracting services under <u>Section 3.4</u>) on the Properties, including, but not limited to: scheduling meetings between architects, engineers, space planners, and tenants (or prospective tenants); obtaining Owner's or tenants' written approval of working drawings (as applicable); coordinating and directing pre-bid conferences with contractors; establishing a project time schedule; administering and coordinating job site construction meetings as necessary to ensure the timely flow of information among Owner, tenants, contractors, professionals, space planners and contractors (as applicable); obtaining and reviewing all necessary lien releases; reviewing all payment requests pursuant to the contract documents; inspecting the construction of the improvements; assisting contractors in obtaining notices of completion, certificates of occupancy, or equivalent documents; conducting final walk-throughs with Owner, tenants, space planners and contractors (as applicable); obtaining tenants' written acceptance and acknowledgement of the substantial completion date of the improvements; assisting in the preparation of a final punchlist which itemizes all work needed to be completed or requiring repair or adjustment; and obtaining from contractors, subcontractors, material suppliers or other consultants all such guarantees, instructions, equipment manuals, warranties and all other pertinent documents relating to the work. In connection therewith, Manager shall:

(a) Review and negotiate Construction Agreements with general contractors, subcontractors or consultants and all renewals, modifications and amendments to the Construction Agreements, and all change orders in connection therewith. Upon request made by Owner, Manager shall deliver to Owner copies of all Construction Agreements and any modifications or renewals thereof or change orders issued thereunder;

(b) Oversee all filings and applications for permits, certificates and other similar approvals or documentation with all authorities having jurisdiction over the Properties;

(c) Define the scope of work; assist in preparing and reviewing plans and specifications, including attendance at meetings with architects and engineers; solicit bids; coordinate schedule, ordering, and deliveries; review draw requests and make recommendations for payment; keep Owner informed of the status of the jobs; and make recommendations regarding payment; and supervise and monitor the performance of the professionals involved and the overall progress of the work.

3.4 General Contracting Services. With respect to developments, additions and expansions of newly-acquired or existing Properties, Manager may engage in general contracting services for the Properties as it deems advisable and commercially reasonable. Such general contracting services rendered hereunder shall include, without limitation, the complete construction of a project according to the relevant documents, certain pre-construction services, bidding, procurement, administration of the work and start-up services and all services necessary in order to provide a level of quality in workmanship consistent with those general contracting services that are customarily provided by general contractors of comparable quality and type real estate in the same market for the applicable Property. The Manager, in fulfilling its obligations under this Agreement, shall act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent general contractor acting in a like capacity and familiar with such matters would use in the ordinary course of business (subject to the limitations set forth herein).

3.5 Commercial Leasing Services. Manager may engage in commercial leasing services at Owner's Properties (other than multifamily properties designated on Exhibit A) as it deems advisable and commercially reasonable. Such commercial leasing services rendered hereunder shall include, without limitation, all activities, including but not limited to, marketing efforts to lease and renew existing leases in connection with such Properties, as well as efforts to negotiate, prepare and execute the leases.

3.6   Disposition Services. Manager shall have the exclusive right, upon and pursuant to Owner's prior direction, to sell or otherwise dispose of any Property. Manager shall use its best efforts, consistent with professional standards and Owner's rights hereunder or otherwise, to procure buyers for a possible sale of a Property, effect a sale of a Property and in connection therewith shall list the Property for sale, make contact with and qualify prospective buyers, investigate and pursue offers and inquiries referred to Manager, canvass, solicit and otherwise market the Property for sale, find a suitable buyer for the Property, and negotiate a suitable price and terms of the sale thereof.

3.7   Repairs. Manager shall cause each Property to be maintained in a good, safe and clean condition and in a condition comparable to that of other properly maintained properties of similar type and market to that of each Property. Manager is generally authorized, in the name of the Owner, to make, or cause to be made, Repairs to the Properties and to purchase supplies as may be advisable or necessary. Manager should not incur an expense that exceeds the sum of Twenty-Five Thousand Dollars ($25,000) unless previously authorized by Owner. Manager shall be reimbursed for the actual cost to Manager of such Repairs; provided, however, that such actual cost shall not exceed the amount that an unaffiliated third party would incur with respect to such Repair in the applicable market. Manager shall pass on to Owner any rebate or discount which Manager obtains for the purchase of supplies or services for the repair or alteration of the Properties.

3.8   Service Contracts. Manager is authorized, in the name of the Owner, to enter into contracts for electricity, gas, telephone, janitorial services, snow removal, window cleaning, vermin extermination, landscaping and other services as Manager deems advisable for the Properties that are customarily performed by an outside vendor other than a property manager.

3.9   Capital Expenditures. Manager is authorized, in the name of the Owner, to enter into agreements with regard to all capital expenditures and non-operating expenses related to each Property which have been previously authorized by Owner.

3.10   Supplies. Manager shall purchase or maintain, on Owner's behalf and in Owner's name, all equipment, tools, materials, and supplies reasonably necessary for the care, maintenance and operation of the Properties.

3.11   Employees. Manager agrees to use reasonable care to hire, supervise the work of and discharge employees on behalf of Owner. All employees hired to service, operate and maintain the Properties may be employees of Manager or its subcontractor. Nothing contained in this Section 3.11 is intended to give Owner the right to hire or fire any employee of Manager or characterize Owner as the employer of any such employee. Manager shall ensure that all of its employees are covered by workmen's compensation policies and any other insurance policies which now or hereafter are required by any governmental agency. In addition, Manager shall ensure that its employees are covered by federal or applicable state unemployment insurance, shall make all wage and salary deductions properly applicable and pay all taxes incurred in connection with the wages, salaries or employment of its employees by means of withholding or as otherwise may be required by law or regulation.

3.12   Administrative Services. During the term of this Agreement, the Manager shall, subject to the terms hereof, provide to Owner the following administrative services (collectively, the "Administrative Services"):

(a)   records of each Property and the preparation of monthly income statements and a monthly statement of receipts and disbursements of each Property, including the calculation of Management Fees and Expenses pursuant to this Agreement (remitting any balance shown to Owner), as necessary or appropriate for the management of the Property; and

(b)   prepare and file, or cause to be prepared and filed, all withholding, and other payroll tax returns of Owner required to be filed by it and arrange for any payroll taxes owing by Owner to be paid to the appropriate authorities out of funds Owner makes available for such purpose, all on a timely basis and in accordance with applicable law.

3.13   Reimbursement of Manager. Owner shall reimburse Manager promptly for any monies that Manager may elect to advance for the account of Owner. Nothing in this Agreement shall be construed to obligate Manager to make any advances.

3.14   Separation of Owner's Monies. All monies received by Manager for or on behalf of Owner (less any sums properly deducted by Manager pursuant to any of the provisions of this Agreement) shall be deposited in one or more bank accounts maintained by Manager for the deposit of monies of Owner and not commingled with the funds of Manager. Manager shall have the right to make disbursements to itself from Owner's accounts with respect to Management Fees and Expenses as provided for herein.

3.15   Third-Party Manager. Manager shall have the right to engage third-party property managers or leasing agents to assist it in performing its duties under this Agreement when in the opinion of Manager such action would be appropriate. The fee of the third-party manager or leasing agent shall be paid by Manager and shall not be reimbursed by Owner.

3.16   Legal Compliance. Manager shall comply with, and require that all of its subcontractors, vendors and employees comply with, all valid municipal ordinances, state and federal laws and applicable orders and regulations directly issued by an authorized governmental agency (and any amendments thereto) in the performance of this Agreement and attempt to furnish or cause to be furnished to Owner, such reasonable stipulations, statements or certificates (if any) evidencing such compliance that Owner may acquire for its protection.

3.17   General Authority. Manager has the general authority and powers as may be necessary or advisable to carry out the spirit and intent of this Agreement.

ARTICLE IV

OWNER'S COVENANTS

4.1   Indemnification. Owner agrees:

(a)   to hold Manager free and harmless from damages or injuries to person or property by reason of any cause whatsoever, either in and about the Properties or elsewhere, when Manager is carrying out the provisions of this Agreement or acting under the express or implied directions of Owner;

(b)   to reimburse Manager, upon demand, for any monies which Manager is required to pay out for any reason whatsoever, either in connection with, or as an expense in defense of any claim, civil or criminal action, proceeding, charge or prosecution made, instituted or maintained against Manager and/or Owner, affecting, or due to the condition or use of, the Properties, or acts or omissions of Manager or employees of Owner or Manager, or arising out of, or based upon, any law, regulation, requirement, contract or award relating to the hours of employment, working conditions, wages, or compensation of employees or former employees of Owner, or otherwise; and

(c)   that Manager shall have no responsibility or liability for the actual design and/or performance of Manager's construction supervision services or general contracting services, as set forth above in Sections 3.3 and 3.4, respectively, and that all liability for the actual performance of these services in accordance with the requirements of third party contracts shall be borne by the third party service providers who entered into such contracts with Manager on behalf of Owner;

(d)   to defend promptly and diligently, at Owner's sole expense, any claim, action or proceeding brought against Manager and/or Owner arising out of, or connected with, any of the foregoing, and to hold harmless and fully indemnify Manager from any judgment, loss or settlement on account thereof.

It is expressly understood and agreed that the foregoing provisions of this Article shall survive the termination of this Agreement, but this shall not be construed to mean that Owner's liability does not survive as to other provisions of this Agreement. Nothing contained in this Section 4.1 shall relieve Manager from responsibility to Owner for gross negligence or willful misconduct or for any act or omission not taken in good faith.

4.2   Insurance. Owner agrees to purchase and carry public liability, workmen's compensation and such other insurance as may be necessary for the protection of the interests of Owner and Manager. In each insurance policy, Owner agrees that Manager shall be designated as a party insured with Owner. The carrier and the amount of coverage in each policy shall be mutually agreed upon by Owner and Manager. A certificate of each policy issued by the carrier shall be delivered to Owner by Manager who shall have the authority and responsibility to place the policies of insurance as well as the fire, extended coverage and rent insurance to be carried on the Properties. Manager is authorized to receive commission on insurance policies as is lawful and customary in the industry. Owner's fire and extended coverage insurance shall contain a waiver of subrogation endorsement in favor of Manager, and Owner hereby waives all right of recovery against Manager based upon the negligence (other than gross negligence) of Manager, its servants or employees, for real or personal property loss or damage occurring to the Properties, or any part thereof, or any personal property located therein, arising from any occurrence including, but not by way of limitation, from perils insured against in standard fire and extended coverage, vandalism, malicious mischief and sprinkler leakage contracts issued in the states in which the Properties are located, whether or not such insurance is carried.

ARTICLE V

MANAGER'S COMPENSATION

5.1   Property Management Fee. Owner agrees to pay Manager no less than monthly for its property management services provided pursuant to this Agreement, the following property management fees:

(a)   *Multifamily Properties*. Manager shall be entitled to receive, as compensation for the property management services performed by Manager in connection with Owner's multifamily Properties (as designated on Exhibit A), an amount equal to five percent (5%) of the aggregate amount of the Gross Collected Revenue from Owner's multifamily Properties during the Term.

(b)   *Commercial Office and Business Centers*. Manager shall be entitled to receive, as compensation for the property management services performed by Manager in connection with the Properties that are commercial office and business centers (as designated on Exhibit A), a "Commercial Property Management Fee" that is determined by the rentable square footage of each commercial office and business center Property, as follows:

(i)   If the Property consists of less than or equal to 200,000 rentable square feet, then the Commercial Property Management Fee shall equal five percent (5%) of the Gross Collected Revenue of such Property;

(ii)   If the Property consists of more than 200,000 rentable square feet but less than or equal to 300,000 rentable square feet, then the Commercial Property Management Fee shall equal four percent (4%) of the Gross Collected Revenue of such Property;

(iii)   If the Property consists of more than 300,000 rentable square feet but less than or equal to 500,000 square feet, then the Commercial Property Management Fee shall equal three percent (3%) of the Gross Collected Revenue of such Property;

(iv)   If the Property consists of more than 500,000 rentable square feet, then the Commercial Property Management Fee shall equal two and one-half percent (2 ½%) of the Gross Collected Revenue of such Property.

(c) *Retail Centers*. Manager shall be entitled to receive, as compensation for the property management services performed by Manager in connection with the Properties that are retail centers (as designated on Exhibit A), a Retail Property Management Fee that is determined by the rentable square footage of each retail Property, as follows:

(i) If the Property consists of less than or equal to 250,000 rentable square feet, then the Retail Property Management Fee shall equal five percent (5%) of the Gross Collected Revenue of such Property;

(ii) If the Property consists of more than 250,000 rentable square feet but less than or equal to 500,000 square feet, then the Retail Property Management Fee shall equal three percent (3%) of the Gross Collected Revenue of such Property;

(iii) If the Property consists of more than 500,000 square feet, then the Retail Property Management Fee shall equal two percent (2%) of the Gross Collected Revenue of such Property.

(d) *General*. Notwithstanding the foregoing, in the event a third party performs property management services, Owner shall reimburse Manager for all reasonable costs of supervising and directing such third party.

5.2 Construction Supervision Fee. Manager shall be entitled to receive, as compensation for any construction supervision services performed by Manager as described in Section 3.3 of this Agreement, five percent (5%) of the Hard Construction Costs of each project for which Manager performs such services (the "Construction Supervision Fee"). In addition, Owner shall reimburse Manager for all reasonable expenses related to such construction supervision services.

5.3 General Contractor Fee. Manager shall be entitled to receive, as compensation for any general contractor services performed by Manager as described in Section 3.4 of this Agreement, a general contractor fee (the "General Contractor Fee") comprised of the following:

(a) twelve and one-half percent (12.5%) of the Hard Construction Costs of the project to cover compliance with general conditions;

(b) eight percent (8%) of the Hard Construction Costs of the project before overhead and profits for Manager's overhead component; and

(c) five percent (5%) of the Hard Construction Costs of the project for Manager's profit component.

In addition, Owner shall reimburse Manager for all reasonable expenses related to such general contractor services.

5.4   Commercial Leasing Fee. Manager shall be entitled to receive, as compensation for any commercial leasing services performed by Manager pursuant to this Agreement (unless Manager hires a non-affiliated party to perform such services), the following Commercial Leasing Fees:

(a)   *New Leases*. Upon the execution of a new commercial lease at any of Owner's commercial office buildings, business centers or retail Properties, Manager shall be entitled to receive a commercial leasing fee in an amount equal to four percent (4%) of the Gross Rental Amount of such lease; provided, however, that, if Manager works with a Cooperating Broker in connection with the execution of such lease, Manager's commercial leasing fee shall be two percent (2%) of the Gross Rental Amount due under the lease and Owner agrees to pay directly to the Cooperating Broker a commercial leasing fee of up to four percent (4%) of such Gross Rental Amount.

(b)   *Renewals*. Upon the execution of any extension or renewal of an existing commercial lease at any of Owner's commercial office buildings, business centers or retail Properties, Manager shall be entitled to receive a Commercial Leasing Fee at the time any of Owner's existing commercial tenants renews its lease in an amount equal to two percent (2%) of the Gross Rental Amount of such lease during the renewal period of the lease; provided, however, that, if Manager works with a Cooperating Broker in connection with the execution of such renewal, Manager's commercial leasing fee shall be two percent (2%) of the Gross Rental Amount due under the lease and Owner agrees to pay directly to the Cooperating Broker a commercial leasing fee of up to two percent (2%) of such Gross Rental Amount.

Notwithstanding the foregoing, in the event a third party performs commercial leasing services that result in a new lease or a renewal of an existing lease, Owner shall reimburse Manager for all reasonable costs of supervising and directing such third party.

5.5   Disposition Fee. Manager shall be entitled to receive, as compensation for the services performed pursuant to Section 3.6 of this Agreement in connection with the disposition of a Property, a disposition fee (the "Disposition Fee") in an amount equal to a percentage of the Aggregate Sales Price of such Property as follows:

(a)   If the Aggregate Sales Price of such Property is less than Five Million Dollars ($5,000,000), then the Disposition Fee shall be an amount equal to four percent (4%) of the Aggregate Sale Price; provided, however, that if Manager works with a Cooperating Broker in disposing of such Property, the Disposition Fee shall be an amount equal to six percent (6%) of the Aggregate Sales Price and shall be split between Manager and the Cooperating Broker in accordance with an agreement between such parties;

(b)   If the Aggregate Sales Price of such Property is at least Five Million Dollars ($5,000,000) but less than Ten Million Dollars ($10,000,000), then the Disposition Fee shall be an amount equal to three percent (3%) of the Aggregate Sales Price; provided, however, that if Manager works with a Cooperating Broker in disposing of such Property, the Disposition Fee shall be an amount equal to four and one-half percent (4.5%) of the Aggregate Sales Price and shall be split between Manager and the Cooperating Broker in accordance with an agreement between such parties;

(c)   If the Aggregate Sales Price of such Property is at least Ten Million Dollars ($10,000,000) but less than Twenty Million Dollars ($20,000,000), then the Disposition Fee shall be an amount equal to two percent (2%) of the Aggregate Sales Price; provided, however, that if Manager works with a Cooperating Broker in disposing of such Property, the Disposition Fee shall be an amount equal to three percent (3%) of the Aggregate Sales Price and shall be split between Manager and the Cooperating Broker in accordance with an agreement between such parties;

(d)   If the Aggregate Sales Price of such Property is at least Twenty Million Dollars ($20,000,000) but less than Fifty Million Dollars ($50,000,000), then the Disposition Fee shall be an amount equal to one and one-half percent (1.5%) of the Aggregate Sales Price; provided, however, that if Manager works with a Cooperating Broker in disposing of such Property, the Disposition Fee shall be an amount equal to two and one-half percent (2.5%) of the Aggregate Sales Price and shall be split between Manager and the Cooperating Broker in accordance with an agreement between such parties; and

(e)   If the Aggregate Sales Price of such Property is Fifty Million Dollars ($50,000,000) or more, then the Disposition Fee shall be one percent (1%) of the Aggregate Sales Price; provided, however, that if Manager works with a Cooperating Broker in disposing of such Property, the Disposition Fee shall be an amount equal to two percent (2%) of the Aggregate Sales Price and shall be split between Manager and the Cooperating broker in accordance with an agreement between such parties.

In addition to the Disposition Fee, Owner shall reimburse Manager for all reasonable direct out-of-pocket expenses incurred in closing a transaction that generates a Disposition Fee. Notwithstanding the foregoing, if Manager works with a Cooperating Broker in disposing of a Property, Owner shall not be obligated to pay the Disposition Fee until Manager submits written direction to Owner that establishes the manner in which the Disposition Fee will be split between the Manager and the Cooperating Broker. Further notwithstanding the foregoing, the Disposition Fee shall not exceed One Million Dollars ($1,000,000) if Manager disposes of a Property without working with a Cooperating Broker and One Million Five Hundred Thousand Dollars ($1,500,000) if Manager works with a Cooperating Broker in disposing of a Property.

5.6   <u>Condominium Conversion Fee</u>. In the event Owner markets individual condominiums for sale, Manager shall have the exclusive right to be the listing broker for such condominiums and shall be entitled to the prevailing market fee for selling such condominiums. Such fee shall be determined by the board of directors of the managing general partner of Owner, by the affirmative vote of its independent directors.

ARTICLE VI

EXPENSES

6.1   Reimbursement of Expenses. Manager shall reimburse itself out of the rental income or other working capital sources from the Properties, or alternatively, Manager may bill Owner, whereupon Owner shall promptly reimburse Manager (without interest thereon) for reasonable:

(a)   Marketing and advertising expenses;

(b)   Out-of-pocket expenses incurred for electricity, gas, telephone, janitorial services, snow removal, window cleaning, vermin extermination, cable television, computer or Internet services, landscaping and any other services for the Properties that are customarily performed by an outside vendor other than the property manager;

(c)   Out-of-pocket expenses incurred to hire legal counsel and institute any and all legal actions or proceedings for:

(i)   the collection of rents or other income from the Properties;

(ii)   the eviction of tenants or other persons from the Properties;

(iii)   to prepare lease and lease amendments and render advice with respect to existing tenancies; and

(iv)   to institute or defend any proceedings or actions involving vendors of the Properties whereupon the Owner or Manager is a party.

(d)   Costs of accounting, tax return preparation, transfer agent, data processing, duplicating, investor communication, technology, legal, marketing, payroll, employee benefits, and other services, as well as the filing of any reports with any applicable government agencies, such as the SEC or a national securities exchange;

(e)   Cost of goods and materials used for the Properties on behalf of Owner and obtained from parties unaffiliated with Manager;

(f)   Salaries, wages, fringe benefits, health insurance, travel expenses and other charges paid to, or for the benefit of any personnel (including out-of-pocket expenses associated with such personnel) working at the Properties or who perform functions in connection with the Properties, other than the chairman and the chief executive officer of Manager.

ARTICLE VII

MISCELLANEOUS

7.1   Deferral. Notwithstanding anything herein to the contrary, if Owner is unable to pay any Management Fees or Expenses due hereunder, Manager shall have the right to defer the collection of such Management Fees or Expenses. In addition, Manager shall have the right to accrue interest at the Prime Rate plus three hundred (300) basis points on any unpaid Management Fees or Expenses from the date such items are due through the date that Owner pays such Management Fees, Expenses and accrued interest.

7.2   Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given, delivered and received: (a) when delivered, if delivered personally by a commercial messenger delivery service with verification of delivery; (b) three (3) Business Days after mailing, when sent by registered or certified mail, return receipt requested and postage prepaid; (c) one (1) Business Day after delivery to an overnight courier service, when delivered to an overnight courier service providing documented overnight service; (d) on the date of delivery if delivered by facsimile and electronically confirmed before 5:00 p.m. (addressee's local time) on any Business Day, with confirming copy sent by overnight courier service; or (e) on the next Business Day if delivered by facsimile and electronically confirmed either after 5:00 p.m. (addressee's local time) or on a non-Business Day, in each case addressed as follows:

Owner:

NTS Realty Holdings Limited Partnership
c/o NTS Realty Capital, Inc.
10172 Linn Station Road
Louisville, Kentucky 40223
Attention: Brian F. Lavin, President
Phone: (800) 928-1492, Ext. 360
Fax: (502) 426-4994

Manager:

NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223
Attention: Gregory A. Wells, Chief Financial Officer
Phone: (800) 928-1492, Ext. 190
Fax: (502) 426-4994

Either party to this Agreement may designate a different address for the service of notices pursuant to this Agreement by serving written notice upon the other by registered or certified mail.

7.3   Entire Agreement.   This Agreement, together with its attached Exhibits, constitutes the entire agreement between the parties hereto and no modification hereof shall be effective unless made by supplemental agreement, in writing, executed by both parties hereto.

7.4   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Kentucky without regard to its conflict of laws rules.

7.5   Assignment.   Manager shall not assign this Agreement or any interest herein without the prior written consent of Owner, and any attempted assignment without such consent shall be void and of no effect; provided, however, that Manager may assign this Agreement to any entity controlled by Manager or Owner, whether such control is in the form of voting or operations. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the parties hereto.

7.6   Interpretation. The headings contained in this Agreement are for convenience of reference only and shall not limit or otherwise affect in any way the meaning or interpretation of the Agreement. All references to any document or exhibit shall be deemed to include all supplements and/or amendments to such documents or documents entered into in accordance with this Agreement.

7.7   Severability. In the event that any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7.8   No Waiver. The making of, or failure to make, any payment, take any actions or waive any rights shall not be deemed an amendment of this Agreement nor a consent to such action or to any future action or failure to act, unless the party required to so consent or act expressly agrees in writing. No waiver by any party of any breach of any provision of this Agreement shall be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right, power or remedy under this Agreement. No notice to, or demand on, any party in any case shall, of itself, entitle such party to any other or future notice of demand in similar or other circumstances.

[Signature page follows immediately]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

OWNER:

NTS REALTY HOLDINGS LIMITED
PARTNERSHIP, a Delaware limited partnership

By: NTS REALTY CAPITAL, INC., a Delaware
     corporation, it managing general partner

     By: */s/ Brian F. Lavin*
          Brian F. Lavin
          President

MANAGER:

NTS DEVELOPMENT COMPANY, a Kentucky
corporation

By: */s/ Gregory A. Wells*
    Gregory A. Wells
    Chief Financial Officer

EXHIBIT A

As of April 11, 2006

MULTIFAMILY PROPERTIES

Castle Creek Apartments, Indianapolis, Indiana

Lake Clearwater Apartments, Indianapolis, Indiana

Park Place Apartments, Lexington, Kentucky

The Grove at Richland Apartments, Nashville, Tennessee

The Grove at Whitworth Apartments, Nashville, Tennessee

The Grove at Swift Creek, Chesterfield County, Virginia

The Lakes Apartments, Indianapolis, Indiana

The Willows of Plainview Apartments, Louisville, Kentucky

Willow Lake Apartments, Indianapolis, Indiana

OFFICE BUILDINGS

Anthem Office Center, Louisville, Kentucky

Atrium Center, Louisville, Kentucky

NTS Center, Louisville, Kentucky

Plainview Center, Louisville, Kentucky

Plainview Point Office Center Phases I and II, Louisville, Kentucky

Plainview Point Office Center Phase III, Louisville, Kentucky

Sears Office Building, Louisville, Kentucky

Springs Medical Office Center, Louisville, Kentucky

Springs Office Center, Louisville, Kentucky

BUSINESS CENTERS

Blankenbaker Business Center I, Louisville, Kentucky

Blankenbaker Business Center II, Louisville, Kentucky

Clarke American, Louisville, Kentucky

Commonwealth Business Center Phase I, Louisville, Kentucky

Commonwealth Business Center Phase II, Louisville, Kentucky

Lakeshore Business Center Phase I, Fort Lauderdale, Florida

Lakeshore Business Center Phase II, Fort Lauderdale, Florida

Lakeshore Business Center Phase III, Fort Lauderdale, Florida

Peachtree Corporate Center, Atlanta, Georgia

RETAIL

Bed, Bath & Beyond, Louisville, Kentucky

Outlets Mall, Louisville, Kentucky

Springs Station, Louisville, Kentucky

GROUND LEASES

ITT Parking Lot, Louisville, Kentucky

EXHIBIT A

As of April 11, 2006

MULTIFAMILY PROPERTIES

Castle Creek Apartments, Indianapolis, Indiana

Lake Clearwater Apartments, Indianapolis, Indiana

Park Place Apartments, Lexington, Kentucky

The Grove at Richland Apartments, Nashville, Tennessee

The Grove at Whitworth Apartments, Nashville, Tennessee

The Grove at Swift Creek, Chesterfield County, Virginia

The Lakes Apartments, Indianapolis, Indiana

The Willows of Plainview Apartments, Louisville, Kentucky

Willow Lake Apartments, Indianapolis, Indiana

OFFICE BUILDINGS

Anthem Office Center, Louisville, Kentucky

Atrium Center, Louisville, Kentucky

NTS Center, Louisville, Kentucky

Plainview Center, Louisville, Kentucky

Plainview Point Office Center Phases I and II, Louisville, Kentucky

Plainview Point Office Center Phase III, Louisville, Kentucky

Sears Office Building, Louisville, Kentucky

Springs Medical Office Center, Louisville, Kentucky

Springs Office Center, Louisville, Kentucky

BUSINESS CENTERS

Blankenbaker Business Center I, Louisville, Kentucky

Blankenbaker Business Center II, Louisville, Kentucky

Clarke American, Louisville, Kentucky

Commonwealth Business Center Phase I, Louisville, Kentucky

Commonwealth Business Center Phase II, Louisville, Kentucky

Lakeshore Business Center Phase I, Fort Lauderdale, Florida

Lakeshore Business Center Phase II, Fort Lauderdale, Florida

Lakeshore Business Center Phase III, Fort Lauderdale, Florida

Peachtree Corporate Center, Atlanta, Georgia

RETAIL

Bed, Bath & Beyond, Louisville, Kentucky

Outlets Mall, Louisville, Kentucky

Springs Station, Louisville, Kentucky

GROUND LEASES

ITT Parking Lot, Louisville, Kentucky